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                            October 5, 2021

       Werner Lanthaler
       Chief Executive Officer
       Evotec AG
       Essener Bogen 7
       22419 Hamburg
       Germany

                                                        Re: Evotec AG
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted September
22, 2021
                                                            CIK 0001412558

       Dear Dr. Lanthaler:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Given the indication in our call on September 16, 2021 that EVT Execute will continue to be your primary
business for the foreseeable future, please revise to provide more emphasis on these
operations, as opposed the the EVT Innovative operations.
   2.                                                   We note your statement
that you believe you are the only company among your
                                                        competitors that offers
chemistry, biology, transcriptomics, protomics and iPSC-based disease modeling with
multimodality expertise across small molecules, biologics,
 Werner Lanthaler
FirstName
Evotec AGLastNameWerner Lanthaler
Comapany
October    NameEvotec AG
        5, 2021
October
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         antisense, cell and gene therapy, etc. Additionally, we note you have developed proprietary artificial intelligence and machine learning capabilities that facilitate industry-
         leading data generation, data analytics and efficacy prediction that result in differentiated scientific disease insights, operational efficiencies and technological capabilities. Please clarify if the services related to these capabilities relate to EVT Execute or EVT Innovate.
         To the extent they relate to EVT Innovate, please clarify that these services only account for 21% of your revenues.
3. We note your response to comment 1. Please revise your filing such that it is clear that the "industry knowledge" underlying your belief that you are the "only company among our identified competitors" is limited to assessments of information available on your competitor's websites. We note disclosure to this effect was annexed to your
         September 21, 2021 correspondence, but this is not clear from the filing itself.
4.       Please provide the basis for your industry benchmarks of    75 million
for discovery
         through IND and with respect to the time required to advance a product candidate through such phases of development.
Exscientia - Shared Economy through EVOeqity and EVOiR&D, page 122

5. We note that the terms of the agreement provide for a scaled revenue sharing arrangement that provides 45% of the revenue if you exercise an option at the start of a phase 1a clinical trial and reduces down to 10% if you exercise an option at a later stage of the clinical development. Please clarify what your obligations are if you exercise an option.
         Are you expected to bear any of the development costs if you exercise an option?
EVOequity, page 126

6. Please revise the portfolio company table on page 127 with a larger font size. The text in the table is not legible.
1. Basis of presentation, page F-7

7. Please provide the disclosures required by IAS 10.17 for your interim financial statements.
(4) Segment information, page F-40

8. As previously requested in comment 16, please tell us whether the CODM receives the other three measures of profit or loss previously included in the disclosure. Also provide us with a detailed explanation as to why one of the other three measures were not selected as the one profit measure to be included in the footnote disclosure. Refer to IFRS
         8.26 for guidance.

       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other
 Werner Lanthaler
Evotec AG
October 5, 2021
Page 3

questions.



FirstName LastNameWerner Lanthaler   Sincerely,
Comapany NameEvotec AG
                                     Division of Corporation Finance
October 5, 2021 Page 3               Office of Life Sciences
FirstName LastName